Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

December 1, 2020

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statements
    Prudential Annuities Life Assurance Corporation
    Registration Statement on Form S-3, SEC File No. 333-248270

Dear Mr. Zapata:

On behalf of the above-referenced Registrants, below are responses to Staff comments received by letter dated October 23, 2020 to the registration statement noted above. The Staff’s comments and our proposed responses are as follows:

1.General Comments
a.Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statement.

    Response: We confirm that all missing information and required exhibits in Item 16 including consent of our independent auditor will be included in the subsequent pre-effective amendment to the Registration Statement.

b.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether Prudential Annuities Life Assurance Corporation (“PALAC”) will be solely responsible for any benefits or features associated with the Annuities.

Alberto H. Zapata, Esq.
December 1, 2020

Response: There are no guarantees or support agreements with third parties to support any contract features or benefits. PALAC will be solely responsible for any benefits or features associated with the Annuities.

2.Facing Sheet
a.Please amend as appropriate the paragraph stating that a combined prospectus is contained in this registration statement given that the registration statement relates only to registration of the MVA Fixed Allocation option of the Annuities. Further, delete the phrase stating that this registration statement constitutes a post-effective amendment to the referenced initial registration statement.

Response: Language regarding a combined prospectus and the statement that the registration statement constitutes a post-effective amendment has been deleted.

b.The registrant incorporates by reference its annual report on Form 10-K. Please add an appropriate hyperlink for this document in accordance with rule 411(d) of the Securities Act.

Response: We have added a hyperlink on the Facing Sheet to the registrant’s annual report on Form 10-K in accordance with rule 411(d) of the Securities Act.

c.The facing sheet also contains a paragraph concerning the principal underwriter and its offering plan for the securities at issue. Please amend this paragraph as appropriate given that the Annuities are no longer offered for sale.

Response: The paragraph in question has been revised to reflect the fact that the contracts are no longer available for sale.

3.Cover Page
a.The registrant states: “If you are receiving this prospectus, it is because you currently own one of the Annuities.” However, there is no further discussion of the Annuities. In order to provide further context for investors, please provide disclosure succinctly describing how an investor can allocate Account Value under the Annuities, generally. Include discussion of the variable options and other options for Fixed Allocations that are not subject to market value adjustment.

Response: We have added disclosure to note other investment options and how to get additional information on those options.

b.Please also provide an overview of the MVA Fixed Allocation option on the cover page.

Response: We have added disclosure to provide an overview of the MVA Fixed Allocation option.

c.Please add page number citations for the risk factors referenced on the cover page of the prospectus.

Alberto H. Zapata, Esq.
December 1, 2020

Response: We have added page number citations for the risk factors.

d.Please add disclosure stating that the amounts payable under the MVA Fixed Allocation option are payable from PALAC’s general account and are subject to its financial strength and claims paying ability.

Response: We have added disclosure that the amounts payable under the MVA Fixed Allocation option are payable from our general account and subject to our financial strength and claims paying ability.

4.Allocating Your Account Value
a. (p. 2) The registrant states that: “[PALAC] may make MVA Fixed Allocations of different durations available in the future, including MVA Fixed Allocations offered exclusively for use with certain optional investment programs.” Please confirm that PALAC may introduce new investment programs to investors under these contracts which are no longer sold. If not, delete or amend this disclosure as appropriate.

Response: We confirm that we may continue to introduce such programs for in-force contracts.

b.Please add a Q&A providing disclosure regarding for whom the MVA Fixed Allocation option is appropriate.

Response: We have added disclosure regarding for whom the MVA Fixed Allocation option may be appropriate.

c.How Does the Market Value Adjustment Work? Please redraft the disclosure in this subsection in Plain English. Include clarification concerning the implications of transferring or withdrawing account value more than 30 days before the Guarantee Period. Avoid descriptions with jargon and provide a plain English overview prior to introducing MVA formula terms.

Response: We have revised the disclosure in Plain English and to provide clarification concerning the implications of transferring or withdrawing account value more than 30 days before the end of the Guarantee Period.

d.MVA Formula. Please redraft the disclosure in this subsection in Plain English. Include clarification concerning what the formula represents generally and what market factors affect the positive or negative movement of account value under the formula. Avoid describing with jargon. Include providing a plain English substitute for the word “corpus” or provide a plain English definition of this term.

Response: We have revised the disclosure in Plain English and clarified what the MVA Formula represents and how market factors impact whether the MVA will be positive or negative.

Alberto H. Zapata, Esq.
December 1, 2020

5.Incorporation of Certain Documents by Reference
(p. 5) The registrant incorporates by reference its annual report and Form 10-K. Please add an appropriate hyperlink for this document in accordance with rule 411(d) of the Securities Act.

Response: We have added a hyperlink on the Facing Sheet to the registrant’s annual report on Form 10-K in accordance with rule 411(d) of the Securities Act.

6.Risk Factors
a. (p.6) The registrant states that investors should evaluate the risks contained in this prospectus; however, given that this registration statement is no longer comprised of a combination prospectus, no risks are disclosed in the S-3 prospectus. Please provide fulsome disclosure in this registration statement of the risk factors associated with investing in the MVA Fixed Allocation investment option.

Response: We have added disclosure as to our risk factors, as well as incorporating by reference additional risk factors from our 10-Q.

b.Please move the amended risk factors section to the beginning of the prospectus so that it is the first section after the glossary of terms.

Response: We have moved the amended risk factors section to immediately follow the glossary.

7.Auditor’s Consent
Please file written and signed consent of independent registered public accounting firm with regard to applicable financial statements and auditor’s report relied upon to satisfy the requirements of Form S-3.

Response: The written and signed consent of the of independent registered public accounting firm with regard to applicable financial statements and auditor’s report relied upon to satisfy the requirements of Form S-3 is filed herewith.

In addition to the forgoing, we have made additional changes responsive to your comment letter dated November 30, 2020 on related Registration Statements.

1.Revised the effective date to December 16, which is our anticipated date for effectiveness.
2.Revised the Glossary of Terms to include a definition for “Short-term MVA Fixed Allocations.”
3.Added disclosure on page 4 indicating that dollar cost averaging program, the Benefit Fixed Rate Account, and the DCA Fixed Rate options are defined and explained in the Annuity Prospectus.

Alberto H. Zapata, Esq.
December 1, 2020

4.Italicized the sentence “Any change in interest rate does not affect MVA Fixed Allocations that were in effect before the date of the change” on page 2 to clarify that our ability to change interest rates does not affect allocations in place prior to the change.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel